UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*


                            Fidelity Federal Bancorp
                       ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ---------------------------------
                         (Title of Class of Securities)

                                    299333104
                       ---------------------------------
                                 (CUSIP Number)

     Bruce Cordingley, c/o Pedcor Investments, A Limited Liability Company, One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032 (317) 587-0320
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Bruce A. Cordingley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER

SHARES                                     21,863 (1)
                                 -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER

OWNED BY                                  8,121,967 (2)
                                 -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER

REPORTING                                 21,863 (1)
                                 -----------------------------------------------
PERSON                           10       SHARED DISPOSITIVE POWER

WITH                                      8,121,967 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,143,830
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.26% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes (i) 5,263 shares held directly by Mr. Cordingley; and (ii) 16,600 shares which Mr. Cordingley has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Includes (i) 7,710,682 shares owned by Pedcor Financial, LLC, of which Mr. Cordingley is the President and 31.122% owner; and (ii) 386,619 shares and 24,666 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(3) Based on 10,999,872 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of September 30, 2004 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Gerald K. Pedigo
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF                        7.       SOLE VOTING POWER

SHARES                                    9,800 (1)
                                 -----------------------------------------------
BENEFICIALLY                     8.       SHARED VOTING POWER

OWNED BY                                  8,121,967 (2)
                                 -----------------------------------------------
EACH                             9.       SOLE DISPOSITIVE POWER

REPORTING                                 9,800 (1)
                                 -----------------------------------------------
PERSON                           10.      SHARED DISPOSITIVE POWER

WITH                                      8,121,967 (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,131,767
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.20% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes 9,800 shares which Mr. Pedigo has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Includes (i) 7,710,682 shares owned by Pedcor Financial, LLC, of which Mr. Pedigo is the Chairman and 31.122% owner; and (ii) 386,619 shares and 24,666 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(3) Based on 10,999,872 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of September 30, 2004 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Phillip J. Stoffregen
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF                     7        SOLE VOTING POWER

SHARES                                 11,600 (1)
                              --------------------------------------------------
BENEFICIALLY                  8.       SHARED VOTING POWER

OWNED BY                               8,121,967 (2)
                              --------------------------------------------------
EACH                          9.       SOLE DISPOSITIVE POWER

REPORTING                              11,600 (1)
                              --------------------------------------------------
PERSON                        10.      SHARED DISPOSITIVE POWER

WITH                                   8,121,967 (2)
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,133,567
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.20% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes 11,600 shares which Mr. Stoffregen has the right to acquire pursuant to stock options granted from Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Includes (i) 7,710,682 shares owned by Pedcor Financial, LLC, of which Mr. Stoffregen is the Executive Vice President and 31.122% owner; and (ii) 386,619 shares and 24,666 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(3) Based on 10,999,872 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of September 30, 2004 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Pedcor Financial, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Working Capital
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana
--------------------------------------------------------------------------------
NUMBER OF                       7        SOLE VOTING POWER

SHARES                                   8,097,301 (1)
                                ------------------------------------------------
BENEFICIALLY                    8        SHARED VOTING POWER

OWNED BY                                 0
                                ------------------------------------------------
EACH                            9        SOLE DISPOSITIVE POWER

REPORTING                                8,097,301 (1)
                                ------------------------------------------------
PERSON                          10       SHARED DISPOSITIVE POWER

WITH                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,097,301
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.11% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------

(1) Includes (i) 7,710,682 shares owned directly by Pedcor Financial, LLC; and
(ii) 386,619 shares which Pedcor Financial, LLC has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(2) Based on 10,999,872 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of September 30, 2004 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Pedcor Bancorp
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana
--------------------------------------------------------------------------------
NUMBER OF                       7        SOLE VOTING POWER

SHARES                                   24,666 (1)
                                ------------------------------------------------
BENEFICIALLY                    8        SHARED VOTING POWER

OWNED BY                                 0
                                ------------------------------------------------
EACH                            9        SOLE DISPOSITIVE POWER

REPORTING                                24,666 (1)
                                ------------------------------------------------
PERSON                          10       SHARED DISPOSITIVE POWER

WITH                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         24,666
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .22 % (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

(1) Includes 24,666 shares which Pedcor Bancorp has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(2) Based on 10,999,872 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of September 30, 2004 and computed in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer
-------  -------------------

     This Amendment No. 21 to Schedule 13D (this "Schedule 13D") amends Amendment No. 20 to Schedule 13D and relates to the common stock, par value $1.00 per share, of Fidelity Federal Bancorp (the "Issuer"). The Issuer's principal executive office is located at 18 N.W. Fourth Street, Evansville, Indiana 47708.

Item 2.  Identity and Background
-------  -----------------------

(a)      Name of Person(s) Filing this Schedule 13D (the "Filing Parties"):

           Mr. Bruce A. Cordingley
           Mr. Gerald K. Pedigo
           Mr. Phillip J. Stoffregen
           Pedcor Financial, LLC
           Pedcor Bancorp

(b)-(c)

Mr. Bruce A. Cordingley
-----------------------

     Mr. Bruce A. Cordingley is the President of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Cordingley is also the President and Chief Executive Officer and 42.04% owner (which includes 3.79% owned by Mr. Cordingley's wife) of Pedcor Bancorp and the President and 31.122% owner of Pedcor Financial, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Financial, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Cordingley is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032.

Mr. Gerald K. Pedigo
--------------------

     Mr. Gerald K. Pedigo is the Chairman of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Pedigo is also the Chairman and 42.04% owner of Pedcor Bancorp and the Chairman and 31.122% owner of Pedcor Financial, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Financial, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Pedigo is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032.

Mr. Phillip J. Stoffregen
-------------------------

     Mr. Phillip J. Stoffregen is the Executive Vice President of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Stoffregen is also the Executive Vice President and 14.91% owner of Pedcor Bancorp and the Executive Vice President and 31.122% owner of Pedcor Financial, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Financial, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Stoffregen is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032.

Pedcor Financial, LLC
---------------------

     Pedcor Financial, LLC is an Indiana limited liability company, the principal business of which is investments. The business address is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Pedcor Financial, LLC, are as follows:

     Messrs. Cordingley, Pedigo and Stoffregen are directors of Pedcor Financial, LLC. Messrs. Cordingley, Pedigo and Stoffregen are the executive officers of Pedcor Financial, LLC. The principal business address of each of Messrs. Cordingley, Pedigo and Stoffregen is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032. Each of Messrs. Cordingley, Pedigo and Stoffregen is presently an executive officer of Pedcor Investments, which is primarily engaged in real estate-oriented investments and developments.

Pedcor Bancorp
--------------

     Pedcor Bancorp is an Indiana corporation, the principal business of which is investments in financial institutions. The business address is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Pedcor Bancorp, are as follows:

     Messrs. Cordingley and Pedigo are directors of Pedcor Bancorp. Messrs. Cordingley, Pedigo and Stoffregen are the executive officers of Pedcor Bancorp. The principal business address of each of Messrs. Cordingley, Pedigo and Stoffregen is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032. Each of Messrs. Cordingley, Pedigo and Stoffregen is presently an executive officer of Pedcor Investments, which is primarily engaged in real estate-oriented investments and developments.

(d) None of the Filing Parties identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

     The common stock acquired of the Issuer as described in this Schedule 13D was acquired by Pedcor Financial, LLC with working capital.

Item 4.  Purpose of Transaction
-------  ----------------------

     On December 17, 2004, Pedcor Financial, LLC acquired 207,000 shares of common stock at a price of $1.85 per share from certain entities affiliated with Barry Schnakenburg. Mr. Schnakenburg is a director of the issuer. The Filing Parties intend to review continuously their position in the Issuer.

Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to general economic and business conditions and stock market conditions, the Filing Parties may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

     Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

(a) - (b)

Bruce A. Cordingley
-------------------

     Mr. Cordingley may be deemed to beneficially own in the aggregate 8,143,830 shares of the common stock of the Issuer, representing approximately 71.26% of the outstanding shares of common stock. Of such shares, Mr. Cordingley has sole voting and dispositive power with respect to 21,863 shares, and shared voting and dispositive power with respect to 8,143,830 shares as a result of the following relationships:

     o 7,710,682 shares owned by Pedcor Financial, LLC, of which Mr. Cordingley is the President and 31.122% owner; and

     o 386,619 shares and 24,666 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     The above includes 16,600 shares which Mr. Cordingley has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

Gerald K. Pedigo
----------------

     Mr. Pedigo may be deemed to beneficially own in the aggregate 8,121,967 shares of the common stock of the Issuer, representing approximately 71.20% of the outstanding shares of common stock. Of such shares, Mr. Pedigo has sole voting and dispositive power with respect to 9,800 shares, and shared voting and dispositive power with respect to 8,121,967 shares as a result of the following relationships:

     o 7,710,682 shares owned by Pedcor Financial, LLC, of which Mr. Pedigo is the Chairman and 31.122% owner; and

     o 386,619 shares and 24,666 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     The above includes 9,800 shares which Mr. Pedigo has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

Phillip J. Stoffregen
---------------------

     Mr. Stoffregen may be deemed to beneficially own in the aggregate 8,133,567 shares of the common stock of the Issuer, representing approximately 71.20% of the outstanding shares of common stock. Of such shares, Mr. Stoffregen has sole voting and dispositive power with respect to 11,600 shares, and shared voting and dispositive power with respect to 8,121,967 shares as a result of the following relationships:

     o 7,710,682 shares owned by Pedcor Financial, LLC, of which Mr. Stoffregen is the Executive Vice President and 31.122% owner; and

     o 386,619 shares and 24,666 shares which Pedcor Financial, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     The above includes 11,600 shares which Mr. Stoffregen has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

Pedcor Financial, LLC
---------------------

     Pedcor Financial, LLC may be deemed to beneficially own in the aggregate 8,097,301 shares of the common stock of the Issuer, representing approximately 71.11% of the outstanding shares of common stock. Of such shares, Pedcor Financial, LLC has sole voting and dispositive power with respect to all of such shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes 386,619 shares which Pedcor Financial, LLC has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

Pedcor Bancorp
--------------

     Pedcor Bancorp may be deemed to beneficially own in the aggregate 24,666 shares of the common stock of the Issuer, representing approximately .22% of the outstanding shares of common stock. Of such shares, Pedcor Bancorp has sole voting and dispositive power with respect to all of such shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes 24,666 shares which Pedcor Bancorp has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     Each of the Filing Parties expressly disclaims beneficial ownership with respect to shares of common stock covered by this Schedule 13D not owned by him or it of record.

(c) The Filing Parties have effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                                    Date of                  Number of Shares         Price Paid    Place/Manner of
             Name                 Transaction              Acquired/(Disposed)        Per Share           Sale
             ----                 -----------              -------------------        ---------           ----
Pedcor Financial, LLC            December 17, 2004               207,000                $1.85              (1)
                                 December 6, 2004                545,506                $1.85              (2)

Pedcor Bancorp                   December 6, 2004               (322,305)               $1.85              (2)

Bruce A. Cordingley              December 6, 2004                 (277)                 $1.85              (2)

Phillip J. Stoffregen            December 6, 2004                (20,272)               $1.85              (2)

Gerald K. Pedigo                 December 6, 2004               (184,767)               $1.85              (2)

---------------
(1) On December 17, 2004 Pedcor Financial, LLC purchased 207,000 shares of Fidelity Federal Bancorp common stock at a price of $1.85 per share.

(2) On December 6, 2004 Bruce A. Cordingley, Gerald K. Pedigo, Denise Cordingley, Phillip Stoffregen and Pedcor Bancorp sold an aggregate of 545,506 shares of Fidelity Federal Bancorp stock to Pedcor Financial, LLC at a price of $1.85 per share.


(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with
-------    Respect to Securities of the Issuer
           -------------------------------------------------------------

     Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between any of the Filing Parties and any other person with respect to any shares of common stock of the Issuer.

     Pedcor Financial, LLC pledged 748,110 of its shares to the Bank of Evansville as collateral security for its obligations. There are standard default and similar provisions contained in the pledge agreement in connection with the aforementioned pledge.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

         Exhibit 1*                 Joint Filing Agreement.



---------------
* Previously filed

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2004

                                  /s/ Bruce A. Cordingley
                                  --------------------------------------------
                                  Bruce A. Cordingley

                                  /s/ Gerald K. Pedigo by
                                      Bruce A. Cordingley, Attorney-in-Fact
                                  --------------------------------------------
                                  Gerald K. Pedigo

                                  /s/ Phillip J. Stoffregen
                                  --------------------------------------------
                                  Phillip J. Stoffregen

                                  PEDCOR FINANCIAL, LLC


                                  By: /s/ Bruce A. Cordingley
                                      ----------------------------------------
                                          Bruce A. Cordingley, President

                                  PEDCOR BANCORP


                                  By: /s/ Bruce A Cordingley
                                      ----------------------------------------
                                          Bruce A. Cordingley, President and
                                          Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit Number                                       Description
--------------                                       -----------

Exhibit 1*                                           Joint Filing Agreement.





---------------
*  Previously filed